Exhibit 99.2

Interim Consolidated Balance Sheets

(Unaudited)
(US $ millions)	Note	Mar 31, 2018	Dec 31, 2017
Assets
Current assets
Cash and cash equivalents		$153	$241
Accounts receivable	3	191	174
Taxes receivable		1	1
Inventory	4	260	224
Prepaids		10	11
		615	651
Non-current assets
Property, plant and equipment	14	1,450	1,421
Intangible assets		24	24
Deferred income tax assets		5	4
Other assets		3	3
		1,482	1,452
		$2,097	$2,103
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		$243	$282
Taxes payable		34	74
		277	356
Non-current liabilities
Long-term debt	5	549	548
Other liabilities	6	29	29
Deferred income tax liabilities		155	151
		733	728
Shareholders’ equity	7	1,087	1,019
		$2,097	$2,103
(See accompanying notes, including note 12 for commitments and contingencies)

Exhibit 99.2

Interim Consolidated Statements of Earnings

(Unaudited)
Quarters ended March 31 and April 1 (US $ millions, except per share information)	Note	Q1 2018	Q1 2017
Sales	14	$576	$467
Cost of sales		(402)	(359)
General and administrative expenses		(5)	(6)
Depreciation and amortization	14	(30)	(24)
Loss on disposal of assets		—	(5)
Operating income		139	73
Non-operating expense:
Finance costs		(8)	(11)
Earnings before income tax		131	62
Income tax expense	8	(36)	(13)
Earnings		$95	$49
Earnings per common share	9
Basic		$1.10	$0.57
Diluted		1.09	0.57
(See accompanying notes)
Interim Consolidated Statements of Comprehensive Income

(Unaudited)
Quarters ended March 31 and April 1 (US $ millions)	Q1 2018	Q1 2017
Earnings	$95	$49
Other comprehensive income (loss), net of tax
Items that will not be reclassified to earnings:
Actuarial loss on post-employment obligation	—	(3)
Items that may be reclassified subsequently to earnings:
Foreign currency translation gain on foreign operations	11	5
Other comprehensive income, net of tax	11	2
Comprehensive income	$106	$51
(See accompanying notes)

Exhibit 99.2

Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)
Quarters ended March 31 and April 1 (US $ millions)	Note	Q1 2018	Q1 2017
Share capital
Balance, beginning of period		$1,350	$1,341
Issue of common shares upon exercise of options and Dividend Reinvestment Plan	7	3	4
Balance, end of period	7	$1,353	$1,345
Merger reserve	7	$(96)	$(96)
Contributed surplus
Balance, beginning of period		$8	$9
Stock options exercised	7	—	(1)
Balance, end of period		$8	$8
Retained deficit
Balance, beginning of period		$(67)	$(402)
Earnings		95	49
Common share dividends		(41)	(6)
Balance, end of period(i)		$(13)	$(359)
Accumulated other comprehensive loss
Balance, beginning of period		$(176)	$(202)
Other comprehensive income		11	2
Balance, end of period	7	$(165)	$(200)
Shareholders’ equity		$1,087	$698
(See accompanying notes)

(i) Retained deficit comprised of:
Deficit arising on cashless exercise of warrants in 2013	$(263)	$(263)
All other retained earnings (deficit)	250	(96)
	$(13)	$(359)

Exhibit 99.2

Interim Consolidated Statements of Cash Flows

(Unaudited)
Quarters ended March 31 and April 1 (US $ millions)	Note	Q1 2018	Q1 2017
CASH PROVIDED BY (USED FOR):
Operating activities
Earnings		$95	$49
Items not affecting cash:
Depreciation and amortization	14	30	24
Deferred income tax	8	3	13
Loss on disposal of assets		—	5
Other items	10	7	6
		135	97
Net change in non-cash operating working capital balances	10	(93)	(57)
Net change in taxes receivable, taxes payable and investment tax credit receivable		(38)	(1)
		4	39
Investing activities
Investment in property, plant and equipment		(56)	(56)
Investment in intangible assets		—	(2)
		(56)	(58)
Financing activities
Common share dividends paid		(41)	(6)
Issue of common shares	7	2	3
Repayment of debt		—	(200)
Accounts receivable securitization drawings, net		—	61
Bank advances, net		—	2
		(39)	(140)
Foreign exchange revaluation on cash and cash equivalents held		3	(2)
Cash and cash equivalents
Decrease during period		(88)	(161)
Balance, beginning of period		241	161
Balance, end of period		$153	$—
(See accompanying notes, including note 10 for supplemental cash flow information)

Exhibit 99.2

Notes to the Interim Consolidated Financial Statements
(in US $, unless otherwise noted)
In these condensed consolidated interim financial statement (interim financial statement) notes, “Norbord” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, and “Company” means Norbord Inc. as a separate corporation, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc., or any of its consolidated subsidiaries and affiliates, which are related parties by virtue of holding a significant equity interest in the Company.

NOTE 1. NATURE AND DESCRIPTION OF THE COMPANY
Norbord is an international producer of wood-based panels with 17 mills in the United States, Europe and Canada. Norbord is a publicly traded company listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE). The ticker symbol on both exchanges is “OSB”. The Company is incorporated under the Canada Business Corporations Act and is headquartered in Toronto, Ontario, Canada.
At quarter-end, Brookfield's interest was approximately 40% of the outstanding common shares of the Company.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
(a)      Statement of Compliance
These interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, on a basis consistent with the accounting policies Norbord disclosed in its audited consolidated financial statements as at, and for the year ended, December 31, 2017 unless noted otherwise in note 2(c). These interim financial statements do not contain all of the disclosures that are required in annual financial statements prepared under International Financial Reporting Standards (IFRS) and should be read in conjunction with Norbord’s 2017 audited annual financial statements which include information necessary or useful to understanding Norbord’s business and financial statement presentation. Norbord’s interim results are not necessarily indicative of its results for a full year.

These financial statements were authorized for issuance by the Board of Directors of the Company on May 2, 2018.
(b)      Basis of Presentation
These interim financial statements include the accounts of the Company and all of its wholly-owned subsidiaries.
(c) Changes in Accounting Policies

(i)	Financial Instruments
In July 2014, the IASB issued the final publication of IFRS 9, Financial Instruments (IFRS 9), superseding IAS 39, Financial Instruments. IFRS 9 includes amended guidance for the classification and measurement of financial assets by introducing a fair value through other comprehensive income category for certain debt instruments. It also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management and contains a new impairment model which could result in earlier recognition of losses. IFRS 9 became effective for Norbord on January 1, 2018 and did not have a material impact on its interim financial statements or accounting policy.

(ii)	Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15), which replaces the existing revenue recognition guidance with a new framework to determine the timing of revenue recognition and the measurement of revenue. In April 2016, the IASB issued an amendment clarifying the guidance on

Exhibit 99.2

identifying performance obligations, licences of intellectual property, and principal versus agent, and to provide additional practical expedients upon transition. IFRS 15 and the related amendments became effective for Norbord on January 1, 2018 and did not have a material impact on its interim financial statements. The revised accounting policy is as follows:
Revenue is recognized when control of the goods has transferred to the purchaser. This is generally when goods are shipped, which is also when the performance obligations have been fulfilled under either the terms of the related sales contract or standard industry terms. The majority of product is shipped via third-party transport on a freight-on-board shipping point basis. Revenues are recorded net of discounts and incentives but inclusive of freight. In all cases, product is subject to quality testing by the Company to ensure it meets applicable standards prior to shipment.

(iii)Share-based Payment
In June 2016, the IASB issued an amendment to IFRS 2, Share-based Payment, clarifying the accounting for certain types of share-based payment transactions. The amendments provide requirements on accounting for the effects of vesting and non-vesting conditions of cash-settled share-based payments, withholding tax obligations for share-based payments with a net settlement feature, and when a modification to the terms of a share-based payment changes the classification of the transaction from cash-settled to equity-settled. The amendment became effective for Norbord on January 1, 2018 and did not have an impact on its interim financial statements or accounting policy.
(iv)Foreign Currency Transactions and Advance Consideration
In December 2016, the IFRS Interpretations Committee of the IASB issued IFRIC 22, Foreign Currency Transactions and Advance Consideration (IFRIC 22). The interpretation addresses how to determine the date of the transaction when applying IAS 21, The Effects of Changes in Foreign Exchange Rates. The date of transaction determines the exchange rate to be used on initial recognition of the related asset, expense or income. IFRIC 22 became effective for Norbord on January 1, 2018 and did not have a material impact on its interim financial statements or accounting policy.
(d) Future Changes in Accounting Policies
(i)Leases
In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which replaces the existing lease accounting guidance. IFRS 16 requires all leases to be reported on the balance sheet unless certain criteria for exclusion are met. Norbord intends to adopt IFRS 16 in its financial statements for the annual period beginning on January 1, 2019. The Company is currently assessing the impact of IFRS 16 on its financial statements.

(ii)	Uncertainty over Income Tax Treatments
In June 2017, the IFRS Interpretations Committee of the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments (IFRIC 23). The interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The interpretation is effective for the annual period beginning on January 1, 2019. The Company is currently assessing the impact of IFRIC 23 on its financial statements.

Exhibit 99.2

NOTE 3. ACCOUNTS RECEIVABLE
The Company has the ability to draw up to $125 million under a multi-currency accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. Under the program, Norbord has transferred substantially all of its present and future trade accounts receivable to the trust, on a fully serviced basis, for proceeds consisting of cash and deferred purchase price. However, the asset derecognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset.
At period-end, Norbord had transferred but continued to recognize $167 million (December 31, 2017 – $153 million) in trade accounts receivable, and Norbord recorded drawings of $nil as other long-term debt (December 31, 2017 – $nil) relating to this financing program. The level of accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount Norbord chooses to draw under the program at any point in time depends on the level of accounts receivable transferred, timing of cash settlements and fluctuates with the Company’s cash requirements. Any drawings are presented as other long-term debt on the balance sheet and are excluded from the net debt to capitalization calculation for financial covenant purposes (note 5). The utilization charge, which is based on money market rates plus a margin, and other program fees are recorded as finance costs. During the quarter, there were no utilization charges (2017 – 1.5% to 2.6%).
The securitization program contains no financial covenants; however, the program is subject to minimum credit-rating requirements. The Company must maintain a long-term issuer credit rating of at least single B (mid) or the equivalent. As at May 2, 2018, Norbord’s ratings were BB (DBRS), BB (Standard & Poor’s Ratings Services) and Ba1 (Moody’s Investors Service).

NOTE 4. INVENTORY

(US $ millions)	Mar 31, 2018	Dec 31, 2017
Raw materials	$90	$68
Finished goods	83	74
Operating and maintenance supplies	87	82
	$260	$224
At period-end, the provision to reflect inventories at the lower of cost and net realizable value was $12 million (December 31, 2017 – $14 million).

NOTE 5. LONG-TERM DEBT

(US $ millions)	Mar 31, 2018	Dec 31, 2017
Principal value
5.375% senior secured notes due December 2020	$240	$240
6.25% senior secured notes due April 2023	315	315
	555	555
Less: Unamortized debt issue costs	(6)	(7)
	$549	$548

Revolving Bank Lines
The Company has an aggregate commitment of $245 million under committed revolving bank lines which bear interest at money market rates plus a margin that varies with the Company’s credit rating. Subsequent to period-end, the Company completed an amendment to the facility to extend the maturity date of the total aggregate commitment from May 2019 to May 2021. The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with holders of the 2020 and 2023 senior secured notes.

Exhibit 99.2

At period-end, none of the revolving bank lines were drawn as cash, $20 million (December 31, 2017 – $19 million) was utilized for letters of credit and guarantees and $225 million (December 31, 2017 – $226 million) was available to support short-term liquidity requirements.
The revolving bank lines contain two quarterly financial covenants: minimum tangible net worth of $500 million and maximum net debt to total capitalization, book basis, of 65%. The Company was in compliance with the financial covenants at period-end.

NOTE 6. OTHER LIABILITIES

(US $ millions)	Mar 31, 2018	Dec 31, 2017
Defined benefit pension obligation	$19	$20
Accrued employee benefits	5	6
Reforestation obligation	3	2
Other	2	1
	$29	$29

NOTE 7. SHAREHOLDERS’ EQUITY
Share Capital

	Q1 2018		Q1 2017
	Shares (millions)	Amount (US $ millions)	Shares (millions)	Amount (US $ millions)
Common shares outstanding, beginning of period	86.4	$1,350	85.8	$1,341
Issuance of common shares upon exercise of options and Dividend Reinvestment Plan	0.1	3	0.3	4
Common shares outstanding, end of period	86.5	$1,353	86.1	$1,345
Dividend Reinvestment Plan
During the quarter, less than $1 million of dividends was reinvested in common shares (2017 – less than $1 million).
Merger Reserve
On March 31, 2015, the Company and Ainsworth Lumber Co. Ltd. (Ainsworth) completed an arrangement under which the Company acquired all of the outstanding common shares of Ainsworth in an all-share transaction. The Company elected not to account for this transaction as a business combination under IFRS 3, Business Combinations, as the transaction represented a combination of entities under common control of Brookfield. Accordingly, the book values of the two entities were combined and no adjustments were made to reflect fair values or to recognize any new assets or liabilities of either entity.

The merger reserve represents the difference between the fair value of the Norbord common shares on the date of issuance and the book value of Ainsworth’s net assets exchanged.

Stock Options
During the quarter, 0.2 million stock options were granted (2017 – 0.2 million stock options) under the Company's stock option plan and a stock option expense of less than $1 million was recorded with a corresponding increase in contributed surplus (2017 – less than $1 million). During the quarter, 0.1 million common shares (2017 – 0.3 million common shares) were issued as a result of options exercised under the stock option plan for total cash proceeds of $2 million (2017 – $3 million) and less than $1 million (2017 – $1 million) representing the vested amount of the stock options transferred from contributed surplus.

Exhibit 99.2

Accumulated Other Comprehensive Loss

(US $ millions)	Mar 31, 2018	Dec 31, 2017
Foreign currency translation loss on foreign operations, net of tax of $(7) (December 31, 2017 – $(5))	$(127)	$(138)
Net loss on hedge of net investment in foreign operations, net of tax of $3 (December 31, 2017 – $3)	(8)	(8)
Actuarial loss on post-employment obligation, net of tax of $9 (December 31, 2017 – $9)	(30)	(30)
Accumulated other comprehensive loss, net of tax	$(165)	$(176)

NOTE 8. INCOME TAXES
Income tax expense recognized in the statement of earnings comprises the following:

(US $ millions)	Q1 2018	Q1 2017
Current income tax expense	$33	$—
Deferred income tax expense	3	13
	$36	$13

NOTE 9. EARNINGS PER COMMON SHARE

(US $ millions, except share and per share information, unless otherwise noted)	Q1 2018	Q1 2017
Earnings available to common shareholders	$95	$49
Common shares (millions):
Weighted average number of common shares outstanding	86.4	86.0
Dilutive stock options(1)	0.6	0.5
Diluted number of common shares	87.0	86.5
Earnings per common share:
Basic	$1.10	$0.57
Diluted	1.09	0.57

(1)
Applicable if dilutive and when the weighted average daily closing share price for the year was greater than the exercise price for stock options. At period-end, there were 0.2 million stock options (April 1, 2017 – 0.2 million) that were not taken into account in the calculation of diluted earnings per share because their effect was anti-dilutive.

NOTE 10. SUPPLEMENTAL CASH FLOW INFORMATION
Other items comprise:

(US $ millions)	Q1 2018	Q1 2017
Stock-based compensation	$1	$1
Pension funding greater than expense	(1)	(1)
Cash interest paid less than interest expense	8	2
Amortization of debt issue costs	1	1
Unrealized (gain) on outstanding foreign currency forwards	—	(1)
Unrealized foreign exchange (gain) loss on translation of monetary balances	(2)	3
Other	—	1
	$7	$6

Exhibit 99.2

The net change in non-cash operating working capital balance comprises:

(US $ millions)	Q1 2018	Q1 2017
Cash (used for) provided by:
Accounts receivable	$(14)	$(20)
Prepaids	1	4
Inventory	(36)	(34)
Accounts payable and accrued liabilities	(44)	(7)
	$(93)	$(57)
Cash income taxes and interest comprise:

(US $ millions)	Q1 2018	Q1 2017
Cash income taxes paid	$73	$1
Cash income taxes received	3	—
Cash interest paid	—	8
Cash interest received	1	—
The net change in financial liabilities comprises:

(US $ millions)	Q1 2018	Q1 2017
Long-term debt	$1	$(199)
Other long-term debt	—	61
Bank advances	—	2
Accrued interest on long-term debt	7	2
Net increase (decrease) in financial liabilities	$8	$(134)
Cash and non-cash movements in financial liabilities comprise:

(US $ millions)	Q1 2018	Q1 2017
Cash movements:
Repayment of debt	$—	$(200)
Interest paid	—	(8)
Accounts receivable securitization drawings	—	61
Bank advances	—	2
	—	(145)
Non-cash movements:
Amortization of debt issue costs	1	1
Interest expense	7	10
	8	11
Net increase (decrease) in financial liabilities	$8	$(134)

Exhibit 99.2

NOTE 11. FINANCIAL INSTRUMENTS
Non-Derivative Financial Instruments
The net book values and fair values of non-derivative financial instruments were as follows:

		Mar 31, 2018		Dec 31, 2017
(US $ millions)	Financial Instrument Category	Net Book Value	Fair Value	Net Book Value	Fair Value
Financial assets:
Cash and cash equivalents	Fair value through profit or loss	$153	$153	$241	$241
Accounts receivable	Amortised cost	191	191	174	174
Other assets	Amortised cost	2	2	2	2
		$346	$346	$417	$417
Financial liabilities:
Accounts payable and accrued liabilities	Amortised cost	$243	$243	$282	$282
Long-term debt(1)	Amortised cost	555	583	555	597
Other liabilities	Amortised cost	29	29	29	29
		$827	$855	$866	$908

(1)	Principal value of long-term debt excluding debt issue costs of $6 million (2017 – $7 million) (note 5).
The carrying values of the Company's non-derivative financial instruments approximate fair value, except where disclosed below.
Derivative Financial Instruments
Canadian Dollar Monetary Hedge
At period-end, the Company had foreign currency forward contracts representing a notional amount of C $28 million (December 31, 2017 – C $41 million) in place to sell US dollars and buy Canadian dollars with maturities in April 2018. The fair value of these contracts at period-end is an unrealized loss of less than $1 million (December 31, 2017 – an unrealized gain of $1 million); the carrying value of the derivative instrument is equivalent to the unrealized loss at period-end. During the quarter, net realized losses on the Company’s matured hedges were less than $1 million (2017 – $2 million).

Euro Cash Flow Hedge
At period-end, the Company had foreign currency options representing a notional amount of €45 million (December 31, 2017 – €60 million) in place to buy Pounds Sterling and sell Euros with maturities between April 2018 and December 2018. The fair value of these contracts at period-end is an unrealized gain of less than $1 million (December 31, 2017 – unrealized gain of less than $1 million).
Derivative instruments are measured at fair value as determined using valuation techniques under Level 2 of the fair value hierarchy. The fair values of over-the-counter derivative financial instruments are based on broker quotes or observable market rates. Those quotes are tested for reasonableness by discounting expected future cash flows using market interest and exchange rates for a similar instrument at the measurement date. Fair values reflect the credit risk of the instrument for the Company and counterparty when appropriate. Realized and unrealized gains and losses on derivative financial instruments are offset by realized and unrealized losses and gains on the underlying exposures being hedged.

NOTE 12. COMMITMENTS AND CONTINGENCIES
The Company has provided certain guarantees, commitments and indemnifications, including those related to former businesses. The maximum amounts from many of these items cannot be reasonably estimated at this time. However, in certain circumstances, the Company has recourse against other parties to mitigate the risk of loss. In the normal course of its business activities, the Company is subject to claims and legal actions that may be made against its customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at period-end cannot be predicted with certainty, the Company believes the resolution will not have a material effect on the Company’s financial position, financial performance or cash flows.

Exhibit 99.2

The Company has entered into various commitments as follows:

	Payments Due by Period
(US $ millions)	Less than 1 Year	1–5 Years	Thereafter	Total
Purchase commitments	$70	$74	$55	$199
Operating leases	6	11	5	22
Reforestation obligations	4	—	1	5
	$80	$85	$61	$226
Purchase commitments relate to the purchase of property, plant and equipment and long-term purchase contracts with minimum fixed payment amounts.

NOTE 13. RELATED PARTY TRANSACTIONS
In the normal course of operations, Norbord enters into various transactions with related parties which have been measured at exchange value and recognized in the interim financial statements. The following transactions have occurred between Norbord and its related parties during the normal course of business.
Brookfield
Norbord periodically engages the services of Brookfield for various financial, real estate and other business services. During the quarter, the fees for services rendered were less than $1 million (2017 – less than $1 million).
Other
Sales to Asian markets are handled by Interex Forest Products Ltd. (Interex), a cooperative sales company over which Norbord, as a 25% shareholder, has significant influence. During the quarter, net sales of $23 million (2017 – $13 million) were made to Interex. At period-end, $4 million (December 31, 2017 – $3 million) due from Interex was included in accounts receivable. At period-end, the investment in Interex was less than $1 million (December 31, 2017 – less than $1 million) and is included in other assets.

Exhibit 99.2

NOTE 14. GEOGRAPHIC SEGMENTS
The Company operates principally in North America and Europe. Sales by geographic segment are determined based on the origin of shipment.

				Q1 2018
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$448	$128	$—	$576
EBITDA(1)	156	18	(5)	169
Depreciation and amortization	25	5	—	30
Additions to property, plant and equipment	45	5	—	50
Property, plant and equipment	1,181	269	—	1,450
				Q1 2017
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$367	$100	$—	$467
EBITDA(1)	97	6	(6)	97
Depreciation and amortization	21	3	—	24
Additions to property, plant and equipment	27	31	—	58
Property, plant and equipment(2)	1,168	253	—	1,421

(1)
EBITDA is a non-IFRS financial measure, which the Company uses to assess segment performance and operating results. The Company defines EBITDA as earnings before finance costs, income tax, depreciation and amortization. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(2)	Balance as at December 31, 2017.